PNM RESOURCES

Measured Growth



2004 SUMMARY ANNUAL REPORT

Contents

Investor Highlights

IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS

	2004	2003	PERCENTAGE CHANGE	5-YEAR ANNUAL GROWTH RATE
FINANCIAL DATA				
Operating Revenues	$1,604,792	$1,455,653	10.25%	7.43%
Operating Expenses	$1,491,894	$1,337,061	11.58%	8.30%
Net Earnings Available for Common Stock	$87,686	$95,173	(7.87)%	1.21%
Retained Earnings	$550,566	$503,069	9.44%	19.30%
COMMON SHARE DATA				
Earnings (Basic) per Share as Reported	$1.45	$1.60	(9.38)%	1.59%
Earnings (Basic) per Share Ongoing(1)	$1.45	$1.31	10.69%	2.53%
Earnings (Diluted) per Share as Reported	$1.43	$1.58	(9.49)%	1.31%
Earnings (Diluted) per Share Ongoing(1)	$1.43	$1.30	10.00%	2.24%
Book Value per Share	$18.20	$18.07	0.72%	4.78%
Dividends Paid per Share	$0.63	$0.61	3.28%	3.52%
Market Price per Share (Post 3-for-2 Stock Split June 2004):				
High	$26.11	$19.64	32.94%	12.75%
Low	$18.70	$12.63	48.06%	13.56%
Close atYear-End	$25.29	$18.73	35.02%	18.49%
Average Shares Outstanding	60,414	59,621	1.33%	(0.37)%
FINANCIAL RATIOS				
Market-to-Book Ratio at Year-End	1.39	1.04	34.06%	13.08%
Price Earnings Ratio at Year-End	17.44	11.71	48.99%	16.63%
Return on Average Common Equity	8.07%	9.28%	(13.04)%	(3.09)%
Dividend Yield on Market Price at Year-End	2.49%	3.26%	(23.51)%	(12.63)%

(1) Ongoing EPS includes adjustments for net one-time gains and charges of $0.28 per diluted share for 2003 and $0.14 per diluted share for 2002. 2002 GAAP EPS was $1.07 per diluted share. No one-time gains or losses occurred in 2004.

We're growing. We're growing our generation capacity, our customer base and our long-term power contracts. Revenues are up, expenses are down and it's clear that PNM Resources' strategy is working. Led by a team of seasoned professionals, we're expanding our utility business into new geographic markets through the acquisition of TNP Enterprises. Fueled by increased long-term contracts, we are expanding our wholesale generation portfolio to meet demand. Joint ownership of a new natural gas-fired, combined-cycle power plant will help us serve our wholesale power business. Our customers and shareholders can rest assured that our focus is not on growth for growth's sake, but on smart, strategic business solutions and opportunities that result in growth. *Measured growth.*

Our Report

From the Chairman, President & CEO

DEAR FELLOW SHAREHOLDERS, PNM Resources continues to grow. It is careful and methodical. It is not growth for growth's sake, but the result of executing our strategy and vision to Build America's Best Merchant Utility. We firmly believe this will increase shareholder value, and 2004 proved this true.

This past year has been nothing short of exciting as we announced the acquisition of another energy company. A company that not only fits our strategic growth plans, but also opens the door to market expansion into Texas. Additionally, we have purchased a share in a natural gas-fired, combined-cycle power plant that will help us serve our growing wholesale power business.



JEFF STERBA
Chairman, President & CEO

We have built our business on the cornerstones of reliability, stability, integrity and innovation. Combining these simple, yet powerful business fundamentals with a solid growth strategy has resulted in another successful year in 2004.

Throughout the year, we concentrated on the strategic direction of the company, while not losing sight of our efforts to improve customer satisfaction, operational excellence and process improvement. All in all, it was a very successful year for PNM Resources, and our shareholders benefited from that success.

Total revenues for PNM Resources topped $1.60 billion in 2004, growing from $1.46 billion in 2003, while diluted earnings per share of common stock were $1.43. Adjusted for the 3-for-2 stock split announced in

"We have built our business on the cornerstones of reliability, stability, integrity and innovation. Combining these simple, yet powerful, business fundamentals with a solid growth strategy has resulted in another successful year in 2004."

JEFF STERBA
Chairman, President & CEO


Reliability
Stability
Integrity
Innovation

May 2004, that compares with $1.58 in 2003. Earnings from ongoing operations, not including one-time gains or losses, were $1.43 per share, compared with $1.30 per share ($1.95 before the stock split) in 2003. Three years ago we said that our goal was to generate 5 percent to 6 percent annualized earnings growth. Actually, we have delivered nearly 9 percent growth in ongoing earnings per share during the past three years. The bottom line for you was a healthy increase in the value of your investment.

Because of our earnings profile of growth and stability, the PNM Resources Board of Directors raised the common stock dividend twice in 2004 to an annual rate of $0.74 per share – a 20.7 percent increase. Previously, the Board had targeted a payout ratio of 50 percent to 60 percent of utility earnings. However, our stable and successful approach to competitive wholesale markets caused the Board to revise the policy to 50 percent to 60 percent of consolidated earnings.

Our business and financial success was rewarded with stock price appreciation of 35 percent for 2004, compared with 8.1 percent for the S&P Mid-Cap Electric Utility Index and 9 percent for the broader S&P 500 Index. Despite this excellent performance, our efforts are not directed at short-term success. We are in it for the long haul, and we are motivated to deliver on our investors' expectations for long-term business and financial success.


$1.43
$1.30
$1.21
2002
2003
2004

Ongoing Earnings per Diluted Share


$0.74
$0.63
$0.61
$0.57
2002
2003
2004
2005
estimate

Cash Dividend Paid per Share


$1.80
$1.70
$1.60
$1.50
$1.40
$1.30
2002
2003
2004
San Juan Generating Station Coal Cost


6.56%
5.09%
4.77%
2002
2003
2004
Weighted Average Cost of Debt

GROWING A MERCHANT UTILITY

Over the years, we've discussed our distinctive merchant utility business model. Our foundation is an operationally sound, regulated electric and gas utility that delivers stable earnings. It is supplemented with our competitive business line. This provides an effective blend of regulated and competitive business lines for stability and growth. Those factors balance risk and provide multiple opportunities for expansion.

IMPLEMENTING OUR VISION

In July we announced an agreement to acquire TNP Enterprises, a Fort Worth-based energy holding company and parent company of Texas-New Mexico Power, or TNMP, and First Choice Power, a retail energy provider in Texas. TNMP is an electric transmission and distribution company in Texas and a fully integrated utility in southern New Mexico.



"Our successful wholesale power marketing business will continue to be a growth engine for PNM Resources. We will continue to produce measured growth through long-term power contracts and by adding right-priced, strategically located generation and transmission assets."

HUGH SMITH
Senior Vice President of Energy Resources



Our business depends on our power generation capacity. Adding generation assets is critical to our plans for sustainable future growth. The Luna Energy Facility will be utilized to fulfill a portion of our existing long-term contracts and will be instrumental in helping us grow our wholesale generation business.

Fig. A

LUNA ENERGY FACILITY - *Deming, N.M.*

PNM continues to rank in the top quartile for all categories of electric reliability, as measured in a national survey conducted by the Edison Electric Institute. While we've maintained top-ranked electric dependability, we've reduced electric prices by 7 percent since 1999, moving our rates below the national average and almost 18 percent below the regional average.



fig B
Southwest New Mexico


9.0
8.5
8.0
7.5
7.0
6.5
6.0
Cents per KWh
1999
2000
2001
2002
2003
2004
Total Retail Electric Rate Comparison
PNM/US/SW Region
PNM
US
SW Region

Source: U.S. Energy Information Administration

TNMP's well-run delivery operations in both states will complement and strengthen our utility operations in New Mexico. Our experience and expertise in the competitive electric wholesale market will help First Choice Power expand its reach into the competitive electric retail business in Texas and provide us avenues for future growth. We expect the acquisition to be at least 10 percent accretive to current earnings per share and 20 percent accretive to free cash flow in the first full year after closing.

In November we purchased a one-third interest – 190 megawatts – in a state-of-the-art power plant near Deming, N.M. The Luna Energy Facility will be utilized to fulfill a portion of our existing long-term contracts and will be instrumental in helping us grow our wholesale generation business. The plant has the ability to deliver electricity to major market hubs in the Southwest, and we expect its first full year of operation to be 3 percent accretive to PNM Resources' earnings and cash flow.


4%
3%
2%
1%
0%
2002
2003
2004
Average Electric Load Growth
PNM
US

Source: U.S. Energy Information Administration

"Both PNM Resources and TNP Enterprises bring unique strengths to the combination and provide us with diverse skills and talents. To benefit from those strengths, our integration team is identifying the best processes and systems of each company. This approach will help us achieve our goal to deliver the best results possible to all of our stakeholders."

ALICE COBB
Senior Vice President & Chief Administrative Officer




2500
2000
1500
1000
500
2002
2003
2004
Coal
Nuclear
Gas
Wind


460
424
192
2002
2003
2004

Gas includes Delta Person lease and Luna Energy Facility

With the share of the Luna plant, PNM Resources and its principal subsidiary, PNM, will have added about 600 megawatts to the generation portfolio since 2002. In recent years, PNM has signed long-term contracts to supply power to eight entities increasing total long-term contracts to 460 MW. The addition of the Luna plant further strengthens the merchant side of the business as we follow our strategy to diversify our generation portfolio.

We're not done. We will continue to look for right-priced assets that provide an opportunity to expand our business, while maintaining the balance between wholesale activities and our core utility business.

LEADING ENVIRONMENTAL SUSTAINABILITY

As we grow, so does our responsibility as a corporate citizen. Protecting and preserving the environment is not simply an obligation, it's our commitment to present and future generations.



"At PNM Resources, integrity is everyone's business. We operate our business with the highest level of ethical conduct in our daily business practices. That means 'doing the right thing' is every employee's obligation. Moreover, that commitment extends beyond the level of compliance required by various laws and regulations – 'doing the right thing' – is engrained in our culture. Our record of ethical leadership is reflected in our commitment to employees, shareholders, the communities we serve and the environment."

PATRICK ORTIZ
Senior Vice President, General Counsel & Secretary

Helping others in the communities we serve is not a corporate commitment, it's our culture of giving that is embraced by our employees. More than 300 PNM Resources employees and retirees volunteered their time and skills to help make a dream come true for a family through this Habitat for Humanity project.



fig 6

Habitat for Humanity home - *Albuquerque, N.M.*

The PNM Sky Blue™ program is one of the nation's most successful renewable energy programs. More than 6,600 residential and 300 business customers signed up in 2004 to support PNM Resources' first venture into renewable power. This level of growth is unprecedented for utilities with similar renewable programs.



fig 8

NEW MEXICO WIND ENERGY CENTER - *(near) House, N.M.*

Five-year environmental goals

Air

Compared with 2002, on a per megawatt-hour basis, we will emit 15 percent less nitrogen oxide (NO_X), 15 percent less sulfur dioxide (SO_2) and 7.5 percent fewer particulates. Compared to 2003, we will emit 7 percent less carbon dioxide (CO_2) or equivalents per MWh[2].

Water

Our current generation portfolio will use 15 percent to 20 percent less fresh water per MWh than it did in 2002. When new generating plants are added to our portfolio, either the new plant's per MWh fresh water usage will be at least 20 percent lower than the 2002 portfolio average, or fresh water usage elsewhere in the generation portfolio will be reduced to provide an offset and achieve the same portfoliowide per MWh fresh water usage reduction.

Renewables

Become known, through our actions, as a national utility leader in the promotion and provision of renewable resources.

Waste

We will define waste streams generated by our company and implement plans to reduce waste by 15 percent.

[2] Because of new federal reporting guidelines, PNM Resources changed its CO_2 calculation methodology in 2003. Using 2002 as a baseline year would create a false impression of CO_2 reduction, so PNM Resources has adopted 2003 as the baseline year.

We have established five-year goals that will help us achieve long-term environmental sustainability. In many instances, these goals reduce emissions below levels allowed by law or regulations. We also are reducing some emissions in *advance* of new regulations.

We, as a society, must prepare to succeed in a carbon-constrained world by reducing carbon emissions. For PNM Resources, the key is to do that in a way that minimizes the economic impact on our business, customers and shareholders. During the next five years, we are committed to reducing carbon intensity by 7 percent.



"PNM provides top tier electric reliability, along with electric and gas customer service that in many areas meets or exceeds national averages. We have attained this quality of customer service by investing more than $500 million in our electric and gas systems over the last five years. Achieving high national ratings for system reliability and customer service results from the vision, dedication, innovation and effort of hundreds of employees across many PNM utility organizations."

EDDIE PADILLA
Senior Vice President of Customer & Delivery Services


5.00
4.00
3.00
2.00
1.00
Pounds per MWh
2000
2001
2002
2003
2004
PNM San Juan Generating Station
SO_2 Emissions, Pounds per Megawatt

Living in the Southwest, we have a deep and abiding concern about water quality and quantity. We must do our part to ensure water is available to support population and economic growth. For example, the Luna Energy Facility will utilize high-tech environmental control systems and rely on treated effluent for one-third of its water supply. The Luna facility will help us meet our environmental goal to reduce fresh water use by at least 20 percent less per megawatt than the 2002 portfolio average.


100%
90%
80%
70%
60%
NERC GADS (2003)
Top Quartile
2002
2003
2004
Equivalent Availability Factor
PNM San Juan Generating Station

In addition, we - along with eight other owners - plan to invest in the San Juan Generating Station to take its already aggressive emission removal program to a whole new level. Over the next five years, new technology will be installed at the plant to reduce mercury, particulate matter, NO_X and SO_2 emissions.



"Our new environmental sustainability policy was crafted to move PNM Resources to a new level of stewardship, in which we become a community and industry leader by setting examples of responsible environmental behavior and supporting public policy. It guides us to balance economic, environmental and societal needs in every business decision we make and every action we take. To continue to increase shareholder value, PNM Resources must consider the long-term impact its business decisions will have on society and on the environment."

BILL REAL
Senior Vice President of Public Policy

Protecting and preserving the environment, wildlife and our natural resources is our commitment to present and future generations. PNM was an active partner in the development of a fish passage for endangered species on the San Juan River near the PNM San Juan Generating Station.



fig F
SAN JUAN RIVER - *(near) Farmington, N.M.*

In 2004 state regulators approved a $22 million natural gas delivery rate increase to return our gas business to profitability. Additionally, we entered into an agreement to transport natural gas to two power plants operated by the city of Farmington, N.M., which we expect will produce about $550,000 in annual revenues.



fig G

PNM Gas Facility - *Akela Flats, N.M.*


200%
175%
150%
125%
100%
75%
50%
25%
0%
-25%
-50%
Jan 00
Jan 01
Jan 02
Jan 03
Jan 04
PNM Resources, Inc.
S&P Midcap Elec Util
S&P 500 Index

Comparative Total Return

"We're not just getting bigger; we're getting better."

JEFF STERBA

DELIVERING MEASURED GROWTH

By almost any measure, 2004 was a successful year for PNM Resources. Most of all, we were successful in our effort to grow shareholder value by controlling costs and improving productivity, coupled with a wholehearted commitment to meeting the needs and exceeding the expectations of our customers.

We're not just getting bigger; we're getting better. It is growth with a purpose. It is growth that serves customers and supports employees. It is growth that preserves the environment while rewarding shareholders. It is measured growth.

Jeff Sterba *Chairman, President & CEO of PNM Resources*

"We continue to expand our business in a way that allows us to grow earnings and cash flows while maintaining our balance sheet strength to sustain growth well into the future. That is our commitment to our customers, employees, creditors and shareholders."

JOHN LOYACK

Senior Vice President & Chief Financial Officer



Board of Directors

PNM Resources Inc.



AUDIT AND ETHICS COMMITTEE

R. Martin Chavez, Ph.D., *Managing Director, Goldman Sachs,* Age 41, Director since 2001

Robert G. Armstrong, *President of Armstrong Energy Corporation,* Age 58, Director since 1991

Julie A. Dobson, *Chairman of TeleBright Corporation,* Age 48, Director since 2002

Adelmo E. Archuleta, *President and Chief Executive Officer of Molzen-Corbin & Associates,* Age 54, Director since 2003



HUMAN RESOURCE AND COMPENSATION

Robert M. Price, *President of PSV Inc.,* Age 74, Director since 1992

Bonnie S. Reitz, *Owner/Founder, InsideOut...Culture to Customer,* Age 52, Director since 2002

Adelmo E. Archuleta, *President and Chief Executive Officer of Molzen-Corbin & Associates,* Age 54, Director since 2003

Manuel T. Pacheco, Ph.D., *President Emeritus, University of Missouri System,* Age 63, Director since 2001



FINANCE COMMITTEE

R. Martin Chavez, Ph.D., *Managing Director, Goldman Sachs,* Age 41, Director since 2001

Julie A. Dobson, *Chairman of TeleBright Corporation,* Age 48, Director since 2002

Joan B. Woodard, Ph.D., *Executive Vice President and Deputy Director for Sandia National Laboratories,* Age 52, Director since 2003

Robert M. Price, *President of PSV Inc.,* Age 74, Director since 1992



GOVERNANCE AND PUBLIC POLICY COMMITTEE

Robert G. Armstrong, *President of Armstrong Energy Corporation,* Age 58, Director since 1991

Bonnie S. Reitz, *Owner/Founder, InsideOut...Culture to Customer,* Age 52, Director since 2002

Joan B. Woodard, Ph.D., *Executive Vice President and Deputy Director for Sandia National Laboratories,* Age 52, Director since 2003

Manuel T. Pacheco, Ph.D., *President Emeritus, University of Missouri System,* Age 63, Director since 2001

Financial Contents



NEVADA
UTAH
COLORADO
CALIFORNIA
ARIZONA
TEXAS
GENERATION & SERVICE AREA MAP
PNM Plants
Interconnections
PNM Gas Service
PNM Electric Service
TNMP Service Area (3)

(3) Proposed aquisition announced July 2004.

On June 2, 2004, the Company submitted the required annual written certification to the NYSE to comply with Section 303A.12(a) of the NYSE Listed Company Manual. There were no qualifications to the certification. In addition, the Company has filed with the SEC, as exhibits to its Annual Report on Form 10-K filed on March 1, 2005, the Sarbanes-Oxley Act Section 302 certifications regarding the quality of the Company's public disclosure.

Selected Financial Data

PNM Resources, Inc. and Subsidiaries

(In thousands except per share amounts and ratios)	2004	2003	PERCENTAGE CHANGE	5 YEAR ANNUAL GROWTH RATE
ELECTRIC RETAIL OPERATIONS STATISTICS				
Total Electric Retail Energy Sales (KWh in thousands)	7,471,491	7,298,483	2.37%	1.89%
Total Electric Retail Revenue	$540,085	$541,011	(0.17)%	0.55%
Electric Retail Customers at Year-End	412,024	401,608	2.59%	2.66%
ELECTRIC TRANSMISSION REVENUE	$18,327	$19,453	(5.79)%	3.38%
WHOLESALE OPERATIONS STATISTICS				
Total Energy Sales (MWh)	11,368,084	11,542,204	(1.51)%	3.07%
Total Wholesale Revenue	$554,634	$536,611	3.36%	11.29%
TOTAL ELECTRIC REVENUES	$1,113,046	$1,097,075	1.46%	5.15%
GAS UTILITY OPERATING STATISTICS				
Total Gas Throughput (Decatherms in thousands)	99,749	94,977	5.02%	1.57%
Total Gas Revenue	$490,921	$358,267	37.03%	14.75%
Gas Utility Customers at Year-End	468,572	458,818	2.13%	1.91%
GENERATION STATISTICS				
Coincidental Peak Demand - KW	1,655,000	1,661,000	(0.36)%	5.09%
Average Fuel Cost per Million BTU	$1.3751	$1.4120	(2.61)%	0.87%
DEGREE DAYS				
Heating	4,043	3,692	9.51%	1.42%
Cooling	1,304	1,671	(21.96)%	3.13%
NUMBER OF EMPLOYEES	2,623	2,637	(0.53)%	(0.33)%

The condensed financial statements in this summary annual report were derived from the consolidated financial statements that appear in PNM Resources, Inc's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2005. Copies of the Form 10-K may be obtained by calling PNM Resources Shareholder Services at 1-800-545-4425 or visiting pnmresources.com.

Corporate Information

PNM Resources, Inc. and Subsidiaries

THE COMPANY

We are an investor-owned holding company of energy and energy-related companies and were incorporated in the State of New Mexico on March 3, 2000. Our principal subsidiary, Public Service Company of New Mexico, or PNM, was incorporated in the State of New Mexico on May 9, 1917. PNM is a public utility primarily engaged in the generation, transmission, distribution, sale and marketing of electricity and in the transmission, distribution and sale of natural gas within the State of New Mexico. The business of PNM constitutes substantially all of the business of PNM Resources, Inc. and its subsidiaries. Our principal business segments are utility operations, wholesale operations and corporate and other. Utility operations include electric services and gas services. Electric services consist of the distribution, transmission and generation of electricity for retail electric customers in New Mexico. Gas services include the transportation and distribution of natural gas to end-users. Our wholesale operations consist of the generation and sale of electricity into the wholesale market based on three product lines, which are long-term contracts, forward sales and short-term sales.

On July 25, 2004, the Company announced the proposed $1.024 billion acquisition of TNP Enterprises, including its principal subsidiaries, Texas-New Mexico Power, or TNMP, and First Choice Power. The Company expects the proposed acquisition to be accretive to its earnings and free cash flow in the first full year after closing, which is expected in the second quarter of 2005.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Statements made in this Summary Annual Report and documents the Company files with the SEC that relate to future events or the Company's expectations, projections, estimates, intentions, goals, targets and strategies, both with respect to the Company and with respect to the proposed acquisition of TNP Enterprises Inc., are made pursuant to the Private Securities Litigation Reform Act of 1995. You are cautioned that all forward-looking statements are based upon current expectations and estimates and the Company assumes no obligation to update this information. Because actual results may differ materially from those expressed or implied by the forward-looking statements, PNM Resources cautions you not to place undue reliance on these statements. Many factors could cause actual results to differ, and will affect the Company's future financial condition, cash flow and operating results. These factors include risks and uncertainties relating to the receipt of regulatory approvals of the proposed acquisition of TNP Enterprises Inc., the risks that the businesses will not be integrated successfully, the risk that the benefits of the acquisition will not be fully realized or will take longer to realize than expected, disruption from the proposed acquisition making it more difficult to maintain relationships with customers, employees, suppliers or other third parties, conditions in the financial markets relevant to the proposed acquisition, interest rates, weather, water supply, fuel costs, availability of fuel supplies, risk management and commodity risk transactions, seasonality and other changes in supply and demand in the market for electric power, wholesale power prices, market liquidity, the competitive environment in the electric and natural gas industries, the performance of generating units and transmission system, the ability of the Company to secure long-term power sales, the risks associated with completion of the construction of Luna Energy Facility, including construction delays and unanticipated cost overruns, state and federal regulatory and legislative decisions and actions, the outcome of legal proceedings, changes in applicable accounting principles and the performance of state, regional and national economies. For a detailed discussion of the important factors that affect PNM Resources and that could cause actual results to differ from those expressed or implied by the Company's forward-looking statements, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's current and future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and the Company's current and future Current Reports on Form 8-K, filed with the SEC.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of PNM Resources, Inc. and subsidiaries ("the Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a – 15(f) under the Securities Exchange Act of 1934, as amended.

Management assessed the effectiveness of the Company's internal control over financial reporting based on the Internal Control – Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment performed, management concludes that the Company's internal control over financial reporting was effective as of December 31, 2004.

Deloitte & Touche LLP, an independent registered public accounting firm, has issued an attestation report on management's assessment of internal control over financial reporting, which is included in our Annual Report on Form 10-K.

JEFFRY STERBA
Chairman, President & Chief Executive Officer

JOHN R. LOYACK
Senior Vice President & Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of PNM Resources, Inc.

We have audited the consolidated balance sheets and consolidated statements of capitalization of PNM Resources, Inc. and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of earnings, retained earnings, comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2004. We also have audited management's assessment of the effectiveness of the Company's internal control over financial reporting and the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. Such consolidated financial statements, management's assessment of the effectiveness of the Company's internal control over financial reporting and our reports thereon dated February 25, 2005, expressing unqualified opinions (which are not included herein) and including explanatory paragraphs regarding the adoption of Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations*, effective January 1, 2003 and the change in actuarial valuation measurement date for the pension plan and other post-retirement benefits from September 30 to December 31, are included in the Company's Annual Report on Form 10-K. The accompanying condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on such condensed consolidated financial statements in relation to the complete consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of December 31, 2004 and 2003, and the related condensed consolidated statements of earnings and of cash flows for each of the three years in the period ended December 31, 2004, is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived.

DELOITTE & TOUCHE LLP
San Francisco, California
February 25, 2005

Condensed Consolidated Statements of Earnings

PNM Resources, Inc. and Subsidiaries

(In thousands except per share amounts and ratios)	YEAR ENDED DECEMBER 31, 2004	2003	2002
OPERATING REVENUES			
Electric	$1,113,046	$1,097,075	$839,884
Gas	490,921	358,267	277,406
Other	825	311	1,404
Total operating revenues	1,604,792	1,455,653	1,118,694
OPERATING EXPENSES			
Cost of energy sold	945,309	802,670	499,751
Other operations and maintenance expense	373,695	359,360	359,629
Depreciation and amortization	102,221	115,649	102,409
Taxes, other than income taxes	34,607	31,310	34,244
Income taxes	36,062	28,072	20,887
Total operating expenses	1,491,894	1,337,061	1,016,920
Operating income	112,898	118,592	101,774
OTHER INCOME AND DEDUCTIONS			
Other income and deductions	39,920	6,552	36,054
Income tax (expense) benefit	(13,185)	183	(12,144)
Net other income and deductions	26,735	6,735	23,910
Net earnings before interest charges and preferred dividends	139,633	125,327	125,684
Net interest charges	51,375	66,189	61,412
PREFERRED STOCK DIVIDEND REQUIREMENTS OF SUBSIDIARIES	572	586	586
NET EARNINGS BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	87,686	58,552	63,686
CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES Net of Tax of $23,999	-	36,621	-
NET EARNINGS	$87,686	$95,173	$63,686
NET EARNINGS PER COMMON SHARE			
Basic	$1.45	$1.60	$1.09
Diluted	$1.43	$1.58	$1.07
DIVIDENDS PAID PER SHARE OF COMMON STOCK	$0.63	$0.61	$0.57

The condensed financial statements in this summary annual report were derived from the consolidated financial statements that appear in PNM Resources, Inc's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2005. Copies of the Form 10-K may be obtained by calling PNM Resources Shareholder Services at 1-800-545-4425 or visiting pnmresources.com.

Condensed Consolidated Balance Sheets

PNM Resources, Inc. and Subsidiaries

(In thousands)	YEAR ENDED DECEMBER 31, 2004	2003
ASSETS		
UTILITY PLANT		
Utility plant	$3,310,266	$3,180,658
Less accumulated depreciation and amortization	1,135,510	1,063,645
	2,174,756	2,117,013
Construction work in progress	124,381	133,317
Nuclear fuel, net	25,449	25,917
Net utility plant	2,324,586	2,276,247
OTHER PROPERTY AND INVESTMENTS		
Investment in lessor notes	308,680	330,339
Other investments	141,285	115,728
Total other property and investments	449,965	446,067
CURRENT ASSETS		
Cash and cash equivalents	17,195	12,694
Accounts receivable, net	249,701	198,199
Inventories	41,352	40,799
Other current assets	55,306	54,271
Total current assets	363,554	305,963
DEFERRED CHARGES		
Regulatory assets	217,196	215,416
Other deferred charges	132,334	134,936
Total deferred charges	349,530	350,352
	$3,487,635	$3,378,629
CAPITALIZATION AND LIABILITIES		
CAPITALIZATION		
Common stockholders' equity	$1,099,579	$1,077,304
Cumulative preferred stock of subsidiary	11,529	12,800
Long-term debt	987,823	987,210
Total capitalization	2,098,931	2,077,314
CURRENT LIABILITIES		
Short-term debt	94,700	125,918
Accounts payable	117,645	86,155
Other current liabilities	144,272	133,508
Total current liabilities	356,617	345,581
DEFERRED CREDITS		
Accumulated deferred income taxes and investment tax credits	319,888	288,560
Regulatory liabilities	327,419	316,384
Asset retirement obligations	50,361	46,416
Other deferred credits	334,419	304,374
Total deferred charges	1,032,087	955,734
	$3,487,635	$3,378,629

The condensed financial statements in this summary annual report were derived from the consolidated financial statements that appear in PNM Resources, Inc's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2005. Copies of the Form 10-K may be obtained by calling PNM Resources Shareholder Services at 1-800-545-4425 or visiting pnmresources.com.

Condensed Consolidated Statements of Cash Flows

PNM Resources, Inc. and Subsidiaries

(In thousands)	YEAR ENDED DECEMBER 31, 2004	2003	2002
Cash Flows From Operating Activities			
Net earnings	$87,686	$95,173	$63,686
Adjustments to reconcile net earnings to net cash flows from operating activities:			
Depreciation and amortization	131,625	144,854	115,415
Accumulated deferred income tax	39,966	90,175	44,138
Transition costs write-off	-	16,720	-
Loss on reacquired debt	-	16,576	-
Cumulative effect of a change in accounting principle	-	(60,620)	-
Net unrealized (gains) losses on trading and investment contracts	(1,640)	(1,360)	(29,513)
Net change in certain assets and liabilities	(21,882)	(72,826)	(96,367)
Net cash flows from operating activities	235,755	228,692	97,359
Cash Flows From Investing Activities			
Utility plant additions	(145,710)	(177,204)	(240,225)
Redemption of available-for-sale investments	-	80,291	76,633
Combustion turbine payments	-	(11,136)	(29,975)
Return of principle PVNGS lessor notes	20,292	18,360	17,531
Other	(19,033)	(11,878)	(24,391)
Net cash flows from operating activities	(144,451)	(101,567)	(200,427)
Cash Flows From Financing Activities			
Short-term borrowings (repayments), net	(31,218)	(24,082)	115,000
Long-term debt borrowings	-	483,882	-
Long-term debt repayments	-	(476,572)	-
Premium on long-term debt refinancing	-	(23,905)	-
Refund costs of pollution control bonds	-	(31,427)	-
Exercise of employee stock options	(16,430)	(9,639)	(2,412)
Dividends paid	(38,848)	(36,702)	(34,226)
Other	(307)	312	-
Net cash flows from operating activities	(86,803)	(118,133)	78,362
Increase (Decrease) in Cash and Cash Equivalents	4,501	8,992	(24,706)
Beginning of Year	12,694	3,702	28,408
End of Year	$17,195	$12,694	$3,702
Supplemental Cash Flow Disclosures			
Interest paid, net of capitalized interest	$46,469	$69,046	$53,041
Income taxes paid (refunded), net	$14,459	$(23,154)	$13,541
Non Cash Transactions			
Long-term debt assumed for transmission line	-	-	$26,152
Pension contribution of PNM Resources, Inc. common stock	-	$28,950	-

The condensed financial statements in this summary annual report were derived from the consolidated financial statements that appear in PNM Resources, Inc's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2005. Copies of the Form 10-K may be obtained by calling PNM Resources Shareholder Services at 1-800-545-4425 or visiting pnmresources.com.

Shareholder Information

PNM Resources, Inc. and Subsidiaries

2005 ANNUAL MEETING

The 2005 Annual Meeting of Stockholders will be held at 9:00 am on May 17, 2005 at the National Hispanic Cultural Center, Bank of America Theatre, 1701 Fourth Street SW, Albuquerque, NM. Proxies will be requested from stockholders when the notice of meeting and proxy statement are mailed on or about April 1.

TRANSFER AGENT AND REGISTRAR

Corporate Headquarters:
Mellon Investor Services
PO Box 3338
South Hackensack, NJ 07606-1938
Phone: 1-877-663-7775

Website: melloninvestor.com
Overnight, Registered or Certified Mail:
Mellon Investor Services
85 Challenger Road
Ridgefield Park, NJ 07660

DIVIDEND REINVESTMENT AND DIRECT STOCK PURCHASE PLAN

PNM Resources offers a dividend reinvestment and direct stock purchase plan as a service to both new investors and current shareholders. In addition to full or partial reinvestment of dividends, the PNM Direct Plan gives shareholders the opportunity to make direct cash investments. More information about the plan and enrollment forms are available by calling Mellon Investor Services at 1-877-663-7775 or by visiting Mellon's website at melloninvestor.com.

Mellon has done an excellent job as our agent in processing requests for transfer of share ownership, address changes and other routine transactions. But if you prefer to deal with someone in PNM Resources Shareholder Services, please feel free to call us anytime during business hours. You can reach a PNM Resources representative by calling us directly at 1-800-545-4425.

SECURITIES INFORMATION

PNM Resources' common stock is listed on the New York Stock Exchange under the symbol PNM. The newspaper listing is PNM Res. As of January 31, 2005, there were 14,557 common shareholders of record.

DIVIDENDS DECLARED AND COMMON STOCK PRICE: (IN DOLLARS)

(Please note that the dividend and stock prices have been adjusted for the 3-for-2 stock split that occurred on June 11, 2004)

	2004			2003		
		STOCK PRICE			STOCK PRICE	
QTR	DIVIDEND	HIGH	LOW	DIVIDEND	HIGH	LOW
1	$ 0.16	$ 21.20	$ 18.77	$ 0.15	$ 15.99	$ 12.63
2	$ 0.16	$ 20.87	$ 18.70	$ 0.15	$ 18.56	$ 14.56
3	$ 0.16	$ 22.75	$ 20.09	$ 0.15	$ 19.31	$ 16.87
4	$ 0.185	$ 26.11	$ 22.57	$ 0.15	$ 19.64	$ 17.52

For further information regarding dividends, please see discussion in the Company's Annual Report on Form 10-K.

REPORTS AND PUBLICATIONS

Copies of the Company's Annual Report on Form 10-K and Quarterly Report Form 10-Q to the Securities and Exchange Commission (SEC), proxy statement, all news releases, a 5-year Financial and Statistical Report, up-to-date stock quotes, quarterly earnings results and other corporate literature are available free upon request by calling 505-241-2868, by accessing the information on the Internet at pnmresources.com or by writing the Executive Director, Investor Relations & Corporate Planning.

CONTACT INFORMATION

Corporate Headquarters:
PNM Resources, Inc.
Alvarado Square
Albuquerque, NM 87158
Phone: 505-241-2700
Website: pnmresources.com

Investor Services:
Lisa K. Rister
Executive Director, Investor Relations & Corporate Planning
Phone: 505-241-2787
Fax: 505-241-2367
E-Mail: lrister@pnm.com

PNM Resources

Alvarado Square • Albuquerque, New Mexico 87158 • *pnmresources.com*